Mail Stop 3561

July 23, 2008

Mr. David Y. Chen
Chief Executive Officer and President
Green China Resources, Inc.
29 Level, Central Plaza
381 Huai Zong Road
Shanghai 200020, China

RE: **Green China Resources, Inc.**
Registration Statement on Form S-4
File No. 333-151842
Filed June 23, 2008
Shine Media Acquisition
Form 10-K
File No. 000-52234
Filed March 31, 2008

Dear Mr. Chen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Several of our comments below refer generically to "the company." Unless the context of the comment indicates otherwise, a reference to the company refers to Shine Media Resources, Inc. ("Shine Media") and Green China Resources, Inc.

("Green China Resources") collectively.

S-4 Comments

General

2.   In reviewing the company's registration fee table, prospectus cover, and disclosures contained elsewhere, it was not entirely clear which transaction(s) the company was including in its exchange offer. Please revise your disclosure to clarify.

3.   It appears that the company is attempting to register shares and notes being issued to China Greenscape Co. Ltd.'s ("China Greenscape") Class A and C preferred shareholders despite the fact that the target's common shareholders have already voted to approve the agreement. Please advise us of any communications between the company and the target's Class A and C shareholders with respect to this offering and clarify how the company concluded that no investment decision had been made by these classes of shareholders.

4.   Also, in reviewing Exhibit B Terms of the Proposed Exchange Offer to your Stock Purchase Agreement, it was unclear to us that the offer was conditioned upon shareholder approval. Please advise us of how the company plans to conduct this offering consistent with its articles of incorporation and Form S-1.

5.   As the Class A and C preferred shares may continue beyond the consummation of the transaction, please revise, in all appropriate sections, to briefly describe their rights. In addition, please clarify the limitations having these classes outstanding post-merger may have on the issuer – including, if applicable, voting limitations, dividends, and rights to earnings etc.

6.   Please revise to clarify whether the company intends to be, or become, a foreign private issuer after completing the transaction. If so, revise to address the different reporting obligations associated with such a change in status. In this respect we believe disclosure beyond that contained on page 36 of the risk factors is warranted.

7.   Please advise us why you have not included an indenture in connection with the promissory notes being registered. See Item 21 of Form S-4 and Item 601(b)(4) of Regulation S-K.

8.   Please revise to prominently disclose, in the front of your document, the total consideration being offered to all classes of China Greenscape shareholders by reference to your closing share price as of an appropriate date. Also, please revise to indicate, if true, that you are assuming $25 million in China Greenscape debt payable to former shareholders in addition to the consideration being paid as part

of the transaction.

9. We note that your first proposal is "a proposal to ratify the actions of [your officers and directors] … in pursuing a business combination transaction" with an entity raising and selling urban greenery instead of advertising and media. In an appropriate section and with reference to any appropriate state law provisions, please indicate the purpose and affect of such a vote. Also, please clarify what impact, if any, such a vote would have on claims under the federal securities laws, given the disclosure in your Form S-1. Finally, please advise us why the company believes that it is proper to recommend a vote on this proposal.

10. Please revise to prominently disclose, toward the front of your document, the per share conversion value as of the most recent practicable date.

11. In reviewing your document, it was unclear to us whether the Class A and C shareholders of China Greenscape had the ability to veto the deal. If so, please advise or revise.

12. We noted that you presented certain figures in Reminbi without providing a U.S. dollar equivalent. As one non-exclusive example, on page 76 you disclose total debt of RMB 480 million without providing a dollar equivalent. Please revise the disclosure throughout your document to provide this information or advise why no revision is necessary.

13. Please consider adding a diagram showing the corporate structure of Green China Resources, Inc. and the other companies to better help the investors understand the noted transactions.

Registration Statement Cover Page

14. Please revise your cover page to indicate the company's filing status in accordance with SEC Release No. 33-8876.

Letter Stockholders of Shine Media Acquisition

15. Please revise to highlight your statement that "[a] signed proxy card that is returned without an indication of how to vote on a particular matter will be voted "FOR" each proposal."

Prospectus Cover Page

16. On page 3 you indicate that the prospectus incorporates important business and financial information about China Greenscape Co. Ltd. which is not included in the document, but available free of charge. As China Greenscape is not the company, or affiliated with the company, please advise us of the nature of any

information that is being covered by this statement.

Questions and Answers About the Meeting, page 5

17.   In response to the first question, the company indicates that it "was organized to effect a business combination with an operating business that is based in China and that has significant growth potential." Please reconcile this disclosure, here and elsewhere, to your Form S-1 disclosure which indicated that the target would be in the "media and advertising industry with their principal operations and business in the People's Republic of China."

18.   Also, in an appropriate section, please revise to clarify whether management and the board believe that the proposed transaction satisfies all of the requirements of the Form S-1, including the target industry and fair market value requirements. In this respect please also clarify whether the equity interest in China Greenscape being purchased is equal to 80% of your net assets. In so doing, but in an appropriate section, please clarify how management valued the target as well as the specific percentage of the target being acquired in its assessment of the transaction's fairness.

19.   Please revise the answer to "Does the Shine Media Board recommend voting …" to indicate whether the board determined that the plan of re-domestication was also in the best interests of the company.

20.   Please revise your response to "How do the Shine Media insiders intend to vote their shares" to indicate the total and percentage number of shares that management has agreed to vote in accordance with the vote of the majority of shares issued in the initial public offering. Also, revise to indicate whether management has voting control over any shares that were not purchase in the initial public offering.

21.   Please revise to provide an estimate or range of the amount of trust fund deposits expected to be available to the company after the transaction is consummated.

22.   We note the company's existing disclosure on page 12 and elsewhere that it may choose to amend the consideration paid in the exchange offer for the preferred shares. We further note that shareholder approval is not being sought for this exchange offer or any amendment. Please advise us why the terms of the exchange offer are not covered by the company's articles of incorporation requiring shareholder approval of the terms of any proposed business combination.

Summary, page16

23.   Based on the financial statement footnotes, it appears that China Greenscape paid

$10.4 million to purchase its subsidiary in June 2007. Please revise your summary to describe this transaction.

24.   Please revise to provide additional context regarding your "operational scale" and "history of successfully completing large-scale projects" in light of the disclosure elsewhere in the document. We may have further comment.

25.   Please convert the page 17 reference to Renminbi into US dollars.

26.   Portions of your disclosure, but particularly in the Summary, contain lengthy sentences, unnecessarily defined terms, and frequently repeat disclosure contained elsewhere in your document. Item 503(a) of Regulation S-K, and the instructions thereto, indicate that the summary discussion should be brief, not contain all of the detailed information contained elsewhere in the document, and should not unnecessarily repeat information contained elsewhere. The key aspects of the offering should be in clear, plain language and comport with the Plain English requirements of Regulation C. Please revise here and throughout your document to eliminate unnecessarily duplicative disclosures and otherwise comport with Regulation C.

27.   We were unable to locate the disclosure contemplated by Item 3(a) of Form S-4 for China Greenscape. Please advise or revise.

Interests of Shine Media Directors and Officers in the Stock Purchase, page 22

28.   Please revise to indicate the current amount of your officers' and directors' potential indemnification liability.

29.   We note your disclosure that Mr. Kerry Propper previously acted as a placement agent for an investment in the China Greenscape's Class C share offering. Please revise to:
    a. Disclose that Mr. Propper is your Executive Vice President and state the value of his interests in you;
    b. Disclose the value of the cash commission he received;
    c. Disclose the value of the consideration to be received by Chardan China Investments LLC in the current exchange offer;
    d. Clarify how Mr. Propper's firm came to be engaged as the placement agent for the investment;
    e. Indicate whether the company was in discussions with the target at the time of this investment; and,
    f. Clarify when Mr. Propper first learned about the target.

Completion of the Stock Purchase; General Provisions, page 23

30.   You indicate that the company may incur a tax liability in connection with the re-

domestication. Please revise to indicate whether these liabilities will reduce the funds payable to converting shareholders or will be borne solely by the company's remaining shareholders.

31.   Please revise your Regulatory Matters disclosure to indicate whether the Chinese government has approved your transaction; if not, then revise to indicate the current status of your request and indicate whether the company believes it will obtain approval prior to its 24 month termination date.

Selected Historical Financial Information of China Greenscape and JSZF, page 27

Statement of Operations Data, page 28

32.   In accordance with Item 301 of Regulation S-K, please revise to present selected financial data for each of the last five fiscal years of operations. In addition, please revise to present income from operations per share, long-term obligations and redeemable preferred stock, and dividends declared per share for each period presented.

33.   Please provide the selected financial data for Shine Media in accordance with Item 301 of Regulations S-K.

Comparative Per Share Data, page 30

34.   Please revise to present China Greenscape and its predecessor's income (loss) per share and pro forma income (loss) for each of the 3 most recent years and subsequent interim period. Present historical book value per share for China Greenscape and its predecessor for the most recent year and subsequent interim period. Please refer to the Instructions to paragraphs (e) and (f) of Item 3 of Form S-4. Although this transaction is not a pooling, the pooling guidance continues to apply to reverse acquisitions involving a shell company and an operating company.

35.   It appears that your calculations for pro forma book value per share assuming both maximum and minimum approval does not include the issuance of the 6,500,000 shares to common stock to the Series A and C preferred shareholders. Please advise or revise.

Risk Factors, page 32

36.   Revise to indicate the degree to which your management was at a competitive, or informational, disadvantage in conducting and negotiating a deal outside of the scope of their initial focus and experience.

37.   Please revise the disclosures throughout this section to provide relevant factual

information to contextualize your risk factors. For example, you indicate that the target "has a relatively small number of purchase orders representing the majority of its revenues" but do not provide any information about the degree of concentration such as four customers represent 53% of our revenues which is indicated in the financial statement footnotes. As another example, you reference the fact that target has a substantial amount of shareholder loans outstanding, but do not disclose their value.

38.   We note that the company makes extensive references to the target's backlog, both here and in other sections. In an appropriate section, please revise to discuss the amount of backlog that has historically turned into sales and indicate the trail time to do so.

39.   Please revise to address the risk that you will be deemed a passive foreign investment company for U.S. tax purposes. Also, please advise why your tax opinion and discussion does not address this matter.

40.   Please revise to address the dilutive impact that the shares issued in the transaction will have on your share price.

41.   Please revise your page 42 risk factor "Following the share purchase and exchange offer, the few former stockholders of China Greenscape will own approximately …" to identify the former holder of China Greenscape who will own approximately 66.87% of the outstanding common stock.

42.   Please revise your page 43 risk factor "Shine Media directors and executive officers have interests …" to disclose the current value of shares and warrants that will be forfeited in the event that the transaction is not approved. Also, disclose the amount that they actually paid for these securities.

The Shine Media Special Meeting, page 44

43.   Please reconcile your disclosure on page 46 with respect to a shareholder's demand for appraisal rights to your page 10 disclosure to clarify whether a shareholder must affirmatively vote against the transaction to have appraisal rights under Delaware law. In this respect please note that your page 78 disclosure may also require revision.

44.   Please affirmatively state whether the company may or will require its shareholders to tender shares prior to the shareholders' meeting in connection with the exercise of conversion rights.

Solicitation Costs, page 48

45.   We note that directors, officers and employees of Shine Media may solicit proxies

in person, by telephone or by other electronic means. We also note that the managing directors and officers of China Greenscape and JSZF will solicit proxies in person, by telephone or by other electronic means. You must file any scripts, outlines, instructions or other written materials you will furnish to individuals soliciting proxies. You must also file materials furnished to assist in the answering of stockholder inquiries. Refer to Rule 14a-6(c) of Regulation 14A.

Consideration of the Securities Purchase Transaction, page 49

46.   Please revise to clarify the first time you, or any of your affiliates, had any contacts with the China Greenscape or its management.

47.   Please revise to disclose the implied enterprise value associated with the preferred stock financing which closed January 18, 2008.

48.   Discuss the negotiations of the merger in greater detail. Please explain in detail how the consideration for China Greenscape was determined. Discuss whether and/or how JMP Securities LLC participated in determining the consideration to be paid.

49.   We note that JMP Securities LLC delivered an oral fairness opinion to the board of directors on April 28, 2008. Any presentations or reports prepared by management or JMP Securities LLC, prior to the board's determination on May 5, 2008 to approve the acquisition, should be described in reasonable detail, by date, indicating the nature of the presentation, information presented, recommendations and conclusions. Any materials, including reports, analyses, projections, talking papers and similar items which were prepared or presented at the board meetings should be supplementally provided to us. The disclosure should not be conclusory and should provide sufficient information so that the investors may determine whether the proposed merger is in their best interests.

50.   Please revise the second paragraph under "Shine Media's Reasons for the Stock Purchase …" to indicate whether any member of your management team has experience in acquiring or valuing a business in the target's industry.

51.   Please revise to discuss the procedures, if any, that the company did to verify the quality of the company's backlog and inventory.

52.   On page 61 you indicate that the board "reviewed data about comparable companies …" Please clarify whether this data was different from the fairness opinion data. If so, revise to provide specific information about the data.

Recommendation of the Shine Media Board, page 62

53.   Please provide a basis for your statement that "the stockholders [are] gaining more value from the consummation of the securities purchase agreement than liquidation" or remove.

Opinion of JMP Securities LLC to the Shine Media Board of Directors, page 63

54.   Please revise to disclose the dollar value of the "Initial Consideration" used by JMP Securities LLC ("JMP") in assessing the fairness of the transaction. In this respect, while JMP's letter makes reference to this term, it doesn't appear to actually define it. Also, please revise to describe what items are included and excluded from the calculation.

55.   Specifically indicate whether the additional contingent stock consideration to be paid to the selling stockholders if Green China Resources achieves certain financial targets was addressed in assessing the fairness of the transaction.

56.   Please revise to state the range of implied enterprise values generated by the analyses performed by JMP.

57.   Please revise the disclosure throughout this section to describe any and all adjustments made by JMP to account for the exchange offer and preferred shareholders in evaluating the price paid and/or target company value. If no adjustment was made, revise to state so and address any consideration the board gave to this fact.

58.   Please revise to indicate whether JMP is a member of NASD.

59.   Please revise to indicate whether JMP considered prior investments in the target relevant to its analysis. If not, clarify why.

60.   We note that the company and its target provided JMP with financial projections through 2012. Please revise to disclose those projections, including any key assumptions underlying the projections.

61.   On page 64 you indicate that the forecasts provided to JMP reflect "the strategic implications and operational benefits and integration costs anticipated to result from the [t]transaction."(emphasis added) It appears as though the projections provided assumed the deal and therefore did not evaluate the target as a stand-alone entity. Please expand your disclosure to highlight this fact and address the impact that this had on the valuations generated. Finally, please provide a discussion as to why management deemed this appropriate and consistent with its Form S-1.

62.   Please revise to clarify whether any of the company's listed in your comparable
        company and comparable transaction analyses raise and sell urban greenery for
        landscaping as opposed to focusing on forestry and paper. Discuss the impact that
        these differences have on comparability. Also, revise to highlight these potential
        differences and discuss any adjustments that JMP or the board made or
        considered.

63.   Please provide a more detailed discussion of how the comparable companies were
        selected for both the comparable company analysis and comparable transaction
        analyses. In particular, but without limit, revise to discuss the specific selection
        criteria used, as well as whether companies which would have fallen within such
        criteria were excluded from your analyses. If so, please explain the basis for their
        exclusion.

64.   Also, provide more detailed disclosure concerning the comparability of the
        companies and transactions used in these analyses. For example, please revise to
        disclose the approximate deal size, the referenced company's revenues, or market
        capitalization, etc. Alternatively, disclose a meaningful range of such figures.

65.   It is unclear to us how JMP calculated China Greenscape's enterprise value under
        the comparable company analysis. Please explain how Shine's share price, etc.,
        are relevant to the calculation.

66.   Please revise to explain the significance of the company implied multiple and
        company implied transaction multiple to investors. Also, please revise to provide
        a more thorough explanation of how these multiples were arrived at for the target
        as well as the implied enterprise value they generate.

Material U.S. Federal Income Tax Considerations of the Re-domestication Merger, page
69

67.   Please file your tax opinion.

68.   In reviewing your document, we note that the company makes numerous
        statements about the tax implications of the transaction. Many of these statements
        are made outside the Taxation section. For example, on page 19 you indicate that,
        "[b]y leaving the United States, the income of Green China Resources should
        only be taxed by the Chinese authorities and dividend income will not be taxed in
        the United States." Please ensure that statements made in these other sections are
        included in your taxation discussion and, where appropriate, covered by your tax
        opinion.

69.   Please revise the disclosure in this section to specifically indicate the opinion of
        counsel for each material tax consequence. By means of illustration only, your
        statement that the "re-domestication merger has been structured to qualify as a

reorganization under the Code" should indicate that, in the opinion of Golenbock Eiseman Assor Bell & Peskoe, LLP, the re-domestication merge will qualify …"

United States Acquisition Regulatory Matters, page 70

70.   Please include a discussion of any required Chinese regulatory approvals and address their status. Please advise whether the company intends to conduct its vote, or release funds from the trust, without first obtaining such approval.

The Securities Purchase Agreement, page 71

71.   Please revise, here and elsewhere as appropriate, to disclose the anticipated terms of the employment agreements with your executive officers.

72.   Please revise to disclose the name(s) of the individual(s) responsible for appointing directors to the board on behalf of Shine Media.

73.   Please revise the disclosure in the second paragraph under Conditions to Closing on page 75 to improve its readability.

Shine Media Redomestication Merger, page 76

74.   Please revise to provide a fax number where shareholders can send their written demands or advise why such information is unnecessary.

75.   Please revise to provide additional disclosure about the interaction between the appraisal process and the release of the trust fund. For example, clarify the date that such appraisal would be calculated, whether the calculation would include the trust proceeds, and address the risk that the company would be unable to pay the appraisal following the release to the trust proceeds.

Differences of Stockholder Rights, page 80

76.   Please revise to indicate that this section addresses the material differences between the corporate statutes of Delaware and the British Virgin Islands.

The Exchange Offer, page 88

77.   Please revise to disclose whether the notes being issued as part of the Exchange Offer bear interest. If so, disclose the interest rate. Also, revise to disclose the last possible repayment date for the notes.

78.   Please advise us of the meaning of your page 89 statement that "[y]ou should not assume that Green China Resources will exercise its right to extend the offer, although it currently intends to do so …"

79.   We note that the company is reserving the right to amend the terms of the exchange offer and that its shareholders are not being asked to vote separately on the terms of the exchange offer. Please revise to address how the structure of your deal complies with the terms of your Form S-1 and Articles of Incorporation which provide for a shareholder vote on a business combination.

80.   On page 93 you indicate that holders of the Class A and C preferred shares "have the right to approve certain fundamental transactions affecting China Greenscape." Please revise your disclosure to indicate whether they have approved this transaction. If they haven't, advise us how their non-approval would impact the transaction.

Information About China Greenscape Limited, page 105

81.   Please clarify the basis for your belief that China Greenscape's backlog exceeds $250 million and indicate whether this figure has been verified by you or any of your consultants.

82.   Also, please provide additional information about China Greenscape's backlog including:

   a. How you calculate backlog, including whether you include option exercises in your calculation;
   b. the percentage of your backlog which is currently funded; and,
   c. the amount of backlog which is typically converted into revenue in a year.

83.   We note your disclosure on page 107 that China Greenscape is "in the process of acquiring over 1.5 million tree seedlings and approximately 40,000 mature trees to help fill existing and anticipated future contracts." Please revise to disclose the material terms – including total costs – of these acquisitions and provide enhanced disclosures about the company's future plans to acquire either inventory or land. Also, revise to briefly address how management evaluates the terms of these larger transactions and assesses the value of the assets being acquired.

84.   On page 108 you indicate that you have outsourced approximately 93% of your inventory. Please expand on this disclosure to indicate:

   a. The stage at which the company typically purchases trees and plants from third parties;
   b. The amount of time these items typically spend in inventory before being sold;
   c. The material terms of your arrangements with your suppliers – particularly pricing; and,
   d. The degree to which you are acting as a reseller and/or adding value to

your inventory.

85.   Given the importance that your inventory plays in your business, please revise, here and elsewhere as appropriate, to address:

      a. Your current and historical inventory balances, including the impact the balances have on your capital requirements;
      b. How management monitors its inventory levels, types, and values, from an operational standpoint;
      c. The key risks associated with carrying a large inventory balance, including, if applicable blights, pests, etc.

86.   We note your page 113 reference to "the warranty period." Please revise your discussion to address the terms and obligations of any warranty program including the costs of such programs on an annualized basis.

87.   On page 113 you indicate that Yunnan Greenland Biotechnology engages in a business similar to yours and is also located in China. Please revise your disclosure to indicate:

      a. Whether management, or the investment bankers, considered Yunnan in evaluating the fairness of the proposed transaction – and, if not, why;
      b. Briefly compare Yunnan to the company in terms of both annual revenues and enterprise value; and,
      c. Clarify whether any other companies known to management to be engaged in your line of business are publicly listed.

Management's Discussion and Analysis of Financial Condition and Results of Operations of China Greenscape and JSZF, page 121

88.   We note that you have not provided a brief overview of any items which have impacted the financial results for the relevant periods. Further, it is not entirely clear to the reader how management evaluates the business and its financial results. Accordingly, we ask you to provide a more detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to the company's revenues, financial position, liquidity, plan of operations and results of operations with particular emphasis on how management evaluates the business. For additional guidance, please refer to the SEC Release 33-8350, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm. This discussion should also address how management sets goals and monitors itself against those goals. Please revise to provide additional insight into how management monitors its business, the metrics it uses, and key considerations management makes in its decision making process.

In addition, while your discussion of the results of operations discusses intermediate effects of certain trends and events on the operations of the Company, the analysis generally does not discuss the reasons underlying those intermediate effects and does not go into much detail. In this regard we are not merely looking for a regurgitation of the financial statements; rather, we are looking for a narrative discussion which explains the underlying business events which impacted your financial results.

This comment is applicable for all periods.

89. On page 121 you indicate that you "will require substantial funds in order to finance [y]our planned acquisitions and activities." Please revise to more fully address these plans and your future capital requirements.

90. On page 122 you indicate that JSZF acquired another company in January 2008. Please revise to indicate the consideration offered in this transaction, indicate whether it has been paid, and when the transaction closed. Also, clarify whether the acquisition is expected to materially impact your financial results going forward.

Results of Operations, page 124

91. Please revise your disclosure for each period presented to describe and quantify underlying material activities that generate revenue variances between periods (e.g. disclose the increase in sales attributed to new contracts compared to contracts executed in prior periods, provide additional detail regarding long-term contracts entered into during each period presented, separately discuss, separately disclose the amount of revenue generated from the sale of plant and forestry products and government grants etc). Please ensure to quantify separately the effect of each causal factor that you cite for material changes in your financial statements. Your revised variance analysis should fully explain the changes between periods for each income statement line item. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

92. Please explain the variability in cost of revenues and gross profit as a percentage of revenues between each of the periods presented. Your revised disclosure should include a discussion of the significant components of cost of revenues such as plants and forestry products sold and labor.

93. Please expand your discussion to explain the material components of selling and administrative expenses and discuss the variances in these components between periods.

94. Your discussion of interest expense for the year ended December 31, 2007 identifies interest income as a cause of the change during the period. However, the variance in interest income appears to be discussed separately as it is

presented as a separate line item in your statement of income. Please revise or advise.

95.   Please revise to quantify the impact that the declining dollar has had on your reported results and in particular, the year over year growth rates of specific line items.

96.   We were unable to understand your Interest expenses discussion under Years Ended December 31, 2007 and 2006. Please explain how these advances, which appear to have generated income, impacted your interest expense.

Liquidity and Capital Resources, page 127

97.   Please revise to include a more detailed analysis of the components of the statements of cash flows (i.e. operating, investing, and financing activities) that explains the significant year-to-year variations in each line item (e.g. explain the significant change in your inventory, prepayments and other receivables, accounts payable, etc) for each period presented. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350 as it relates to liquidity and capital resources.

98.   The company indicates that it received unsecured loans from the previous stockholders of JSZF and also had a loan from Bank of Communications. Please revise to state the loan balances on these loans.

99.   Please explain why your cash flows discussion on page 127 does not reconcile to China Greenscape Co. Ltd.'s Consolidated Statement of Cash Flows.

Contractual Obligations, page 128

100.   Please revise to include the purchase commitments disclosed in footnote 24 on F-17 of the China Greenscape Co. Ltd consolidated financial statements or tell us why such information is not required to be included in your table.

101.   Please confirm whether your table of contractual obligations includes all of the open purchase commitments described elsewhere in your document. If not, then revise to include.

Information About Shine Media, page 131

Management's Discussion and Analysis of Financial Condition and Results of Operations of Shine Media, page 135

102.   Please revise to provide tabular disclosure comparing your expenditures to date against your Form S-1 disclosure under Use of Proceeds. In addition, revise to explain any significant discrepancies.

103.   Please revise to provide a more detailed discussion of your more significant
        expenses to date. This should include, but is not limited to, a discussion of the
        nature of the expenses, the vendors used, and the amount of such expenses.

104.   Please revise to disclose the amount of funds held outside the trust as of the most
        recent practicable date, and compare it against your existing liabilities and
        payables as of the same date.

Unaudited Pro Forma Condensed Consolidated Financial Statements

General

105.   Please revise to present pro forma financial statements for the most recent fiscal
        year and subsequent interim period in accordance with Article 11 of Regulation S-
        X.

Unaudited Pro Forma Condensed Consolidated Balance Sheet

Assuming Minimum Approval, page 140

106.   The conversion of the Series A preferred shares in adjustment six appears to be
        inconsistent with the disclosure on page 138 which states that each Class A and C
        preferred shares will be offered 11.57 shares of common stock (6.5 million
        common shares / (400,000 Class A + 161,890 Class C preferred shares)) and a
        $44.49 promissory note ($25 million / (400,000 Class A + 161,890 Class C
        preferred shares)). Please advise or revise.

107.   It appears that adjustment nine only eliminates the retained earnings accumulated
        during the development stage for the period ended December 31, 2007. Please
        note that in a recapitalization the total accumulated deficit of Shine Media should
        be eliminated. Please advise or revise.

108.   It appears that adjustment ten, where you recorded the transaction expenses to re-
        domicile from Delaware to BVI, will not result in a recurring expense and does
        appear to be directly attributable to the purchase transaction. Please note that
        pursuant to Article 11 of Regulation S-X, pro forma adjustments reflected should
        give effect to events that are directly attributable to the specific transaction,
        factually supportable, and expected to have a continuing impact. Please advise or
        revise.

Unaudited Pro Forma Condensed Consolidated Statements of Operations

Assuming Minimum Approval, page 142

109.   It appears that adjustment one was provided to include the operations of JSZF from January 1, 2007 to June 26, 2007 in China Greenscape. This appears to be inconsistent with the disclosure on page 139 which states that the purchase of JSZF was not completed until June 27, 2007. Please tell us why you believe this adjustment is appropriate in the context of Article 11 of Regulation S-X or revise.

110.   Adjustment two relates to the elimination of interest earned on the trust account. Tell us how this adjustment is appropriate in the context of Article 11 of Regulation S-X or revise.

111.   Your disclosure in adjustment three states that it assumes that all the preferred stockholders accept the exchange offer, but the pro forma weighted average number of common shares and the pro forma net income (loss) per share does not appear to include the 6,500,000 shares of common stock will be issued to the preferred stockholders. Please advise or revise.

Assuming Maximum Approval, page 143

112.   Please revise this pro forma presentation, as necessary, to comply with the above comments on the Minimum Approval scenario.

Directors and Management, page 145

113.   Your existing disclosure indicates that your directors do not receive any cash compensation for their services. Please revise to indicate, if true, that they do not receive compensation of any kind for their services.

Certain Relationships and Related Transactions, page 152

114.   Please revise to provide the disclosure contemplated by Item 404 of Regulation S-K for the target. See Item 18(a)(7) of Form S-4. In this respect, but without limit, please revise to disclose related party sales, indicating the nature of the relationship and terms of any agreements with these parties. Also, please clarify the extent to which these agreements are on-going. Finally, please clarify the percentage of your total revenues attributable to related parties.

Security Ownership of Officers and Directors of Green China Resources after the Acquisition, page 157

115.   Please revise your tabular disclosure to also include any 5% shareholders who will become 5% holders in you as a result of the acquisition. Also, clarify

whether your table excludes the shares issuable to the preferred shareholders.

116. Please revise to correct the percentage share ownership for Lucminton Co., Ltd. or advise why no revision is required.

Shares Eligible for Future Sale, page 158

117. Please revise your rule 144 discussion to disclose the dates on which the various restrictions will expire and state the number of shares which will become tradable on the referenced date.

Description of the Combined Company's Securities Following the Stock Purchase, page 159

118. Please revise to disclose the terms of the Class A and C preferred shares, assuming that the exchange offer is not accepted.

China Greenscape Co. Ltd. Consolidated Financial Statements

General

119. Pursuant to Rule 3-12(g) of Regulation S-X, if your amended registration statement is filed on or before August 12, 2008, please revise to include interim financial statements and footnotes for China Greenscape for the fiscal quarter ended March 31, 2008 and 2007.

120. Please provide a current consent from each independent accountant with any amendments.

121. Please revise the financial statements for China Greenscape to state the date from which the operating results of JSZF are included.

Report of Independent Registered Public Accounting Firm, F-1

122. It appears that the second paragraphs of your independent accountant's reports for China Greenscape and for JSZF are incomplete. Please advise your independent accountant to revise their report accordingly.

123. It appears that your independent accountant has changed their name. Please advise your independent accountant to notify the PCAOB of this change and to state the name under which they are registered with the PCAOB on the face of their report.

Consolidated Statement of Cash Flows, F-5

124.   Per the disclosure on F-6, we note that you acquired JSZF for cash consideration
        of USD10.4 million. Please revise to present your acquisition of JSZF as a
        discrete line item in the statement of cash flows.

Notes to Consolidated Financial Statements

Note 3 – Summary of Significant Accounting Policies, F- 7

General

125.   Please disclose your accounting policies for advertising costs and research and
        development costs.

(d) – Inventories, F-7

126.   Please provide additional detail regarding your processes and policies for
        accounting for damaged and excess inventories.

(g) – Revenue Recognition, F-8

127.   Please revise your revenue recognition policy so that it is tailored to your
        business. Your revised disclosure should provide a link between each source of
        revenue (e.g. sales to landscaping companies, sales to real estate developers,
        government grant revenue, etc) and the criteria for revenue recognition per SAB
        104. Please note that your discussion of revenue recognition under SAB 104
        should address that fact that some of your contracts are performed over two and
        three years (page 112) and your "turnkey contracts" have a two year warranty
        period (page 113).

128.   We note that you provide your customers with trade discounts. Please disclose
        the nature and amounts of trade discounts and any other forms of revenue dilution
        and cite the specific authoritative literature you utilized to support your
        accounting treatment.

129.   Please provide a detailed discussion of the type and nature of the government
        grants. Also, cite the specific authoritative literature you utilized to support your
        revenue recognition related to these grants. Specifically address how you support
        revenue recognition on a gross basis, particularly the grants related to depreciable
        property which appears to be recognized as revenue rather than as a deduction to
        your cost basis in the related assets.

(k) – Contingencies, F-9

130.   Please revise to disclose whether you have recorded any contingent liabilities. Refer to SFAS 5.

Note 6 – Prepayments and Other Receivables, F-12

131.   Please revise to provide additional detail regarding the material components of other receivables.

Note 7 – Inventories, F-12

132.   In order to enhance an investor's understanding, please provide further detail regarding the significant components of plants and forestry product inventory. Your revised footnote should provide detail regarding inventory grown on land owned by China Greenscape, inventory purchased from farmers, cloned inventory, and acquired inventory.

133.   Please disclose the details surrounding your acquisition of the inventories of Jiangxi Guofeng in August 2007.

Note 14 – Convertible Preferred Shares, F-15

134.   Please expand your disclosure here to describe all of the material terms of your preferred stock, including who has the rights to convert (i.e. the holder or the company), the conversion adjustment, and any redemption features.

Note 22 – Significant Concentrations, F-17

135.   Please revise to disclose the total amount of revenue from sales to each customer that individually contributed to ten percent or more of your revenue. Refer to paragraph 39 of SFAS 131.

Note 23 – Acquisition of Subsidiary, JSZF, F-17

136.   Please provide a detailed discussion of how you accounted for the acquisition of JSZF and cite the specific authoritative literature you utilized to support your accounting treatment. Your revised footnote should provide the disclosures required by paragraphs 51-52 of SFAS 141.

137.   It appears that the summary of historical results for JSZF does not agree to the JSZF audited financial statements for the year ended December 31, 2007 as presented on F-22. Please revise or advise.

Note 25 – Subsequent Events, F-18

138.   Please revise to disclose (i) the issuance of Series C preferred stock in January
        2008 and (ii) the acquisition of Jiangxi Guofeng Ecological Agricultural and
        Forestry Development Corporation in January 2008 as subsequent events.

Jiangsu Sunshine Zoology and Forestry Development Co., Ltd. Financial Statements

General

139.   We note that China Greenscape was incorporated on February 5, 2007 and
        entered into an agreement to acquire JSZF which was approved on June 27, 2007.
        Based on the terms of the transaction, it appears China Greenscape succeeded to
        the operations of JSZF, thus JSZF would be considered China Greenscape's
        predecessor. Provided June 27, 2007 was also the date of consummation of this
        acquisition, the following financial statements would be required in your amended
        registration statement:
        • Audited statements of operations and cash flows of JSZF for the period from
          January 1, 2007 through June 26, 2007.
        • Audited financial statements of JSZF for the fiscal year ended December 31,
          2006 (as are currently included in your registration statement).
        • Audited statements of operations and cash flows for JSZF for the fiscal year
          ended December 31, 2005 (if this period has not been audited previously,
          unaudited financial statements may be presented)
        A complete set of footnotes should be provided for each of these periods. The
        pre-merger financial statements should be clearly labeled as predecessor financial
        statements. The financial statements can be presented with a line of demarcation
        between the financial statements of the predecessor (i.e. JSZF) and the successor
        (i.e. China Greenscape) or each entity's financial statements can be presented
        separately.

Shine Media Acquisition Corp. Audited Financial Statements for the Year Ended
December 31, 2007

Statement of Cash Flows, F-41

140.   It appears that net loss for the period from June 24, 2005 (inception) to December
        31, 2007 does not agree to the statement of operations on F-40. Please revise.

Statement of Stockholders' Equity, F-43

141.   We note that you reclassified a portion of the proceeds from the 900,000 units
        sold as the underwriter's over-allotment to "common stock subject to possible
        redemption." However, it appears that this reclassification should be presented as

a decrease to additional paid in capital and an increase to liabilities. Please clarify or advise.

Shine Media Acquisition Corp. Unaudited Interim Financial Statements for the Three Months Ended March 31, 2008

Statement of Cash Flows, F-56

142.	It appears that net loss for (i) the three months ended March 31, 2008 and (ii) the period from June 24, 2005 (inception) to March 31, 2008 do not agree to the statement of operations on F-54. Please revise.

Annexes

143.	Please file finalized, and executed, copies of all exhibits and annexes. For example, but without limit, we note that the Maples & Calder legality opinion contains a "subject to review and amendment legend," is undated, and unsigned.

Annex I

144.	The fairness opinion letter included in Annex I indicates that it "does not confer any rights on, and may not be relied upon by, any other person or entity, including without limitation the shareholders of Shine …" Please advise us of the basis for this language and inclusion of the fairness opinion in your Form S-4. We refer you to the Current Issues and Rulemaking Projects Outline, November 2000, Section II.D.1 (http://www.sec.gov/pdf/cfcr112k.pdf).

Form of Proxy

145.	In connection with your second proposal you refer to voting against Proposal Number 1; however, it appears that the reference should be to Proposal Number 2. Also, we were unable to locate the box associated with the shareholders' exercise of conversion rights. Please revise or advise.

Exhibits

146.	Please file your legality and tax opinions with your next amendment. In this respect, please note that we review, and frequently comment upon, these documents.

Exhibit 23.3 – Consent of UHY Vocation HK CPA Limited

147.	The consent provided by UHY Vocation HK CPA Limited makes reference to China Greenscape financial statements for the period from January 1, 2008 to March 31, 2008 which do not appear to be presented in your registration statement. Please advise your independent accountant to revise their consent to refer to the audit report included in your filing.

Signatures

148.	Please ensure that any future amendments contain all of the signatures required by the Form and Instructions 1-3.

149.	Also, we note references to your board of directors throughout your Form S-4, including references to your board approving and recommending certain items. Please clarify the members of your board for these purposes – particularly if the Shine Media board is different from the Green China Resources board as currently constituted.

Exchange Act Filings

150.	Please revise your Exchange Act filings, as necessary, to comply with the above comments.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 9A – Controls and Procedures, page 40

151.	We note your statement that "controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives." Please revise to state clearly, if true, that your disclosure controls and procedures are *designed* to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures.

152.	Please revise your filing to disclose whether there were any changes in internal control over financial reporting during the last fiscal quarter in accordance with Item 308(c) of Regulation S-K.

Management's Report on Internal Control Over Financial Reporting, page 40

153.	Pursuant to Item 308T of Regulation S-K, please revise to disclose the framework used by management to evaluate the effectiveness of internal control over financial reporting.

Form 10-Q for the Fiscal Quarter Ended March 31, 2008

Exhibit 31 – Section 302 Certifications

154.   We note that your Section 302 certification does not comply with the language
       required by Item 601(31) of Regulation S-K in the following respects:

- The head note to paragraph 4 does not include a reference to internal control
  over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-
  15(f))
- Paragraph 4(b) as defined in Item 601(31) of Regulation S-K was not included
  Please revise your certification to address each of the matters noted above.

Form 8-K, filed May 13, 2008

155.   Please provide the staff copies of any transcripts, etc. of the presentations referred
       to in your Form 8-K. In addition, please reconcile the disclosures contained in
       Exhibit 99.1.1 to your Form S-4. Finally, please provide us with additional
       information about the nature of these presentations, including their purpose,
       participants, dates, and the potential legal implications of these meetings. We
       may have further comment.

156.   Please address how these materials fit within rule 425(a) which states that "all
       written communications made in reliance on [rule] 165 are prospectuses that must
       be filed …" In this respect we note your statement that you are providing this
       information pursuant to Regulation FD and that the information is not "filed."

157.   Please clarify if the company deems the slide show included as Exhibit 99.1.1 to
       be a solicitation under Rule 14a-1(l) and state the legal reasoning behind your
       conclusion. If the company is relying on Rule 14a-12 for this communication then
       please analyze how the communication complied with the applicable rules –
       including "a description of their direct or indirect interests."

Other

158.   On page 49 of your Form S-4 you indicate that your board held its first meeting to
       discuss "the search process and the methods and criteria to be used in finding and
       assessing suitable target candidates" on January 12, 2007. Your disclosure also
       indicates that your underwriters exercised their over-allotment option on January
       25, 2007. It does not appear that the company filed a post-effective amendment to
       disclose this meeting or the items considered at this meeting. Please advise us of
       all the items considered at the meeting, advise us why the company did not update
       its Form S-1 as a result of the meeting, and analyze the legal implications to the
       company under the federal securities laws.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ethan Horowitz at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

Sincerely,

John Reynolds
Assistant Director

cc.   Andrew D. Hudders, Esq.
          212-754-0330